EXHIBIT A

               GIVEN IMAGING ANNOUNCES FIRST QUARTER 2002 RESULTS

Yoqneam, Israel, April 30, 2002 -- Given Imaging Ltd. (NASDAQ:GIVN), today announced first quarter results for the period ended March 31, 2002.

The Company announced sales of $5.2 million for the first quarter of 2002, 50% higher than the fourth quarter of 2001. The first quarter represents the second full quarter of sales for the Company for both the U.S. and European markets following FDA clearance of the Given(R) Diagnostic Imaging system in August 2001.

On a geographic basis, sales of the Given System in the United States accounted for 53% of the quarterly revenues. A geographic breakdown of first quarter 2002 sales is as follows:

(millions of U.S. dollars)
-------------------------

United States     $2.8
Europe            $1.7
ROW               $0.7

First Quarter 2002 Financials

Revenues totaled $5.2 million for the first quarter. Gross profit was 52% of revenues, slightly higher than fourth quarter of 2001. Operating expenses were $7.9 million, a decrease of 7% from the fourth quarter of 2001. The loss for the first quarter excluding the costs related to the withdrawn follow-on financing was $4.9 million compared to a loss of $6.5 million in the fourth quarter of 2001. Net loss for the first quarter of 2001, including the costs related to the withdrawn follow-on financing was $5.7 million, or $0.23 per share.

First Quarter Highlights

"First quarter sales growth demonstrates our progress in gaining broad market acceptance of the Given Imaging System," commented Dr. Gavriel Meron, President and CEO of Given Imaging, Ltd. "Importantly, the growing base of clinical data and discussion within the medical community about the role of capsule endoscopy in the practice of gastroenterology provides physicians with the confidence that they can use our system to diagnose conditions that were previously much more difficult to detect. A number of these clinical studies will be presented at Digestive Disease Week in May and we expect to further demonstrate our clinical achievements there."

During the first quarter, Given Imaging accomplished the following milestones:

     - More than 4,700 M2A capsules were sold in the first quarter, of which approximately 3,100 represent reorders.

     - The Given System installed base reached more than 380, with 172 systems installed in the United States.

     - Given Imaging hosted its first Conference on Capsule Endoscopy in Rome. More than 90 leading gastroenterologists from 12 countries attended to share science and exchange clinical experience for physicians using the M2A capsule.

     - Clinical data presented at German and French medical conferences further validated the diagnostic yields of the M2A capsule endoscope. The data presented showed that the capsule endoscope detected up to 80% of small bowel abnormalities and showed that physicians are using the capsule to diagnose an expanded list of indications.

     - Completion of the Company's 18,000 square foot manufacturing facility in Israel. The facility houses the semi-automated production line including medical grade clean rooms. The new line increases production capacity to 10,000 capsules per month.

     - Twelve new distribution agreements were signed bringing the total number of countries where the Given Diagnostic Imaging System is available to 33. Coverage in Western Europe is complete with the addition of Denmark, Switzerland, Norway, Ireland and Greece. The Company also signed agreements in Russia and the countries that made up the former Yugoslavia. Coverage in Asia expanded with agreements in Korea and India, and in Latin America, with Chile, Peru and Ecuador.

First Quarter Webcast Information

Given Imaging will host a live webcast tomorrow, Wednesday, May 1, 2002, at 10:00 am Eastern Time (5:00 pm Israel time) to discuss first quarter 2002 results. The presentation will be webcast through the Company's website www.givenimaging.com.

About Given Imaging

Given Imaging produces and markets the Given Diagnostic System, which features the M2A(R) Capsule Endoscope, a fundamentally new approach to examining the gastrointestinal tract. The system uses a disposable miniature video camera contained in a capsule that is ingested by a patient and delivers high quality color images in a painless and noninvasive manner. The test can be conducted while a patient continues normal daily activities. The system received clearance from the FDA in August 2001 and received permission to affix the CE mark in May 2001. It is currently available in the USA, Canada, Europe, Brazil, Puerto Rico, Venezuela, Mexico, Australia, New Zealand, and Israel. Many thousands of patients suffering from diseases in the small intestine such as Crohn's, celiac disease, unexplained abdominal pain with diarrhea, polyposis, intestinal tumors, iron deficiency anemia and obscure bleeding have already benefited from this innovative technology. For more information, visit www.givenimaging.com.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," "intends" and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

                                      # # #

                            (Financial tables follow)

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
                           Consolidated Balance Sheets
                    U.S. $ in thousands except per share data

                                                December 31,       March 31,
                                                   2001              2002
                                                ------------      -----------
                                                 (Audited)         (Unaudited)

Assets

Cash and cash equivalents                         $61,230           $53,698
Current assets                                      7,729             9,925
                                                  -------           -------
Total current assets                               68,959            63,623

Fixed assets, net                                   5,104             6,221

Other assets, net                                   1,860             2,010
                                                  -------           -------
Total Assets                                      $75,923           $71,854
                                                  =======           =======

Liabilities and shareholders' equity

Current liabilities                                 5,875             7,242
Deferred revenue                                      193               332
                                                  -------           -------
Total current liabilities                           6,068             7,574

Long-term liabilities                                 522               617

Shareholders' equity                               69,333            63,663
                                                  -------           -------
Total liabilities and shareholders' equity        $75,923           $71,854
                                                  =======           =======

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
                      Consolidated Statements Of Operations
                    U.S. $ in thousands except per share data

                                                     Quarter ended March 31,
                                                   -----------------------------
                                                      2001            2002
                                                   -----------      -----------
                                                   (Unaudited)      (Unaudited)

Revenues                                           $         -      $     5,216

Cost of revenues                                             -           (2,503)
                                                   -----------      ------------
Gross profit                                                 -            2,713

Research and development costs                         (1,084)           (1,993)
Marketing expenses                                     (1,476)           (4,831)
General and administrative expenses                      (385)           (1,084)
                                                   -----------      ------------
Operating loss                                         (2,945)           (5,195)

Financing income, net                                     272               281
Expenses of withdrawn public offering                                      (836)

Net loss                                           $   (2,673)      $    (5,750)
                                                   ===========      ============
Basic and diluted loss per Ordinary Share          $    (0.37)      $     (0.23)
                                                   ===========      ============

Weighted average number of Ordinary Shares
outstanding used in basic and diluted loss
per Ordinary Share calculation                      8,804,188         25,104,913
                                                   ===========      ============